United States
Securities and Exchange Commission
Washington, D.C. 20549

______________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Atlas Financial Holdings, Inc.
(Name of Subject Company (issuer))

Atlas Financial Holdings, Inc. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

______________________________

Three Warrants exercisable for one Ordinary Share at an exercise price of C$6.00 per share
(Title of Class of Securities)

G06207115
(CUSIP Number of Ordinary Shares Underlying Warrants)
______________________________

Atlas Financial Holdings, Inc.
Attention: Paul Romano
Vice President and Chief Financial Officer
150 Northwest Point Boulevard
Elk Grove Village, Illinois 60007
USA
(847) 700-8603
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
______________________________

Copy to:
Paul Fitzgerald
Norton Rose Canada LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario, M5J 2Z4
(416) 216-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$1,062,267.20	U.S.$144.89

(1)
Calculated solely for purposes of determining the amount of the filing fee. Based upon the offer to purchase up to 3,983,502 warrants exercisable for an aggregate of 1,327,834 ordinary shares of Atlas Financial Holdings, Inc. at a purchase price of U.S.$0.80 in cash for every three warrants tendered (26⅔ U.S. cents per warrant).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals U.S.$136.40 per U.S.$1,000,000 of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Atlas Financial Holdings, Inc., a corporation continued in the Cayman Islands (“Atlas” or the “Corporation”), to all of the holders of its warrants as issued on December 31, 2010 (the “Warrants”) exercisable for the purchase of the Corporation's ordinary shares (“Shares”), to purchase all of the issued and outstanding Warrants at a price of U.S.$0.80 in cash for every three Warrants tendered (26⅔ U.S. cents per Warrant), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2013 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, Notice of Guaranteed Delivery and Lock-Up Agreement which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. In connection with the Offer, Atlas retained Capital Canada Limited to prepare a formal valuation of the Warrants (the “Valuation”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet

The information under the heading “Summary Term Sheet” in the Offer to Purchase, included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information

(a)
The name of the issuer is Atlas Financial Holdings, Inc. The address of the issuer's principal executive office is 150 Northwest Point Boulevard, Elk Grove Village, Illinois 60007, USA. The telephone number at the principal executive office is (847) 700-8600.

(b)
The subject class of securities consists of the Corporation's outstanding Warrants. As of April 12, 2013 there were 3,983,502 Warrants outstanding. The Warrants are exercisable for an aggregate of 1,327,834 Shares. This conversion ratio is based on the Corporation's one for three stock consolidation as approved by the Corporation's shareholders on December 7, 2012 and effected on January 31, 2013.

(c)
There is no established trading market for the Warrants. The information under the heading “Section 7 - Price Range and Trading Volume of the Warrants” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference .

Item 3. Identity and Background of Filing Person

(a)
The filing person to which this Schedule TO relates is Atlas Financial Holdings, Inc. The business address and business telephone number of Atlas are set forth under Item 2(a) above. The names of the directors and executive officers of Atlas are as set forth in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 11 - Interests of Directors and Officers; Transactions and Arrangements Concerning Warrants - Ownership of Securities of the Corporation”, and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Atlas is c/o Atlas Financial Holdings, Inc., 150 Northwest Point Boulevard, Elk Grove Village, Illinois 60007, USA; (847) 700-8600.

Item 4. Terms of the Transaction

(a)
The material terms of the transaction are incorporated herein by reference from the “Summary Term Sheet”, the Offer to Purchase and the Circular, included in Exhibit (a)(1)(A). There will be no material differences in the rights of security holders as a result of this transaction.

(b)
The details regarding any purchases from officers, directors or affiliates of Atlas are incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 12 - Acceptance of Offer and Arrangements with Warrantholders”.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)
Other than the Atlas Stock Option Plan adopted on January 3, 2012, described in Atlas' Schedule 14A dated April 11, 2012, included in Exhibit (d), none of the Corporation, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Warrants or with respect to any of Atlas' other securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)
Information regarding the purposes of the transaction is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 3 - Purpose and Effect of the Offer”.

(b)	The Warrants purchased in the Tender Offer will be cancelled by the Corporation.

(c)	Information about plans, proposals and negotiations is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings:

“Section 8 - Dividend Policy”;

“Section 11 - Interest of Directors and Officers; Transactions and Arrangements Concerning Warrants”; and

“Section 15 - Material Changes in the Affairs of the Corporation”.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10).

Item 7. Source and Amount of Funds or Other Consideration

(a)
Information regarding the source of funds and total amount of funds to be used in the transaction is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 21 - Source of Funds”.

(b)     Financing will not be required in connection with the Tender Offer.

(d)	None of the consideration for the Tender Offer will be borrowed. Atlas will use available cash on hand to fund the Tender Offer.

Item 8. Interest in Securities of the Subject Company

(a)
The information in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 11 - Interests of Directors and Officers; Transactions and Arrangements Concerning Warrants” is incorporated herein by reference.

(b)
The information in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 11 - Interests of Directors and Officers; Transactions and Arrangements Concerning Warrants - Transactions in Warrants” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)
No person or class of persons are directly are directly or indirectly employed, retained, or to be compensated to make solicitations or recommends in connection with the Offer. Employees of the Corporation may contact Warrantholders to inform them of the terms of the Offer.

Item 10. Financial Statements

(a)-(b)
Not material. The consideration offered consists solely of cash; the Tender Offer is not subject to any financing condition; and the Tender Offer is for all outstanding securities of the subject class.

Item 11. Additional Information

The information set forth in the Offer to Purchase and Circular, Valuation and the related Letter of Transmittal, Notice of Guaranteed Delivery and Lock-Up Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), a(1)(C), (a)(1)(D) and (a)(1)(E) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 12, 2013 and the accompanying Issuer Bid Circular.
(a)(1)(B)	Valuation
(a)(1)(C)	Letter of Transmittal.
(a)(1)(D)	Notice of Guaranteed Delivery.
(a)(1)(E)	Lock-Up Agreement
(a)(2)	Not applicable.
(d)	Schedule 14A dated April 11, 2012
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.